Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 +1 212 839 5300 +1 212 839 5599 Fax AMERICA • ASIA PACIFIC • EUROPE	+1 212 839 8514 ANDREW.FRIEDMAN@sidley.com

April 9, 2024

Lauren Hamilton

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.
Washington, DC 20549

Re:	First Eagle Credit Opportunities Fund (the “Fund”) File Nos.: 333-239995 and 811-23592

Dear Ms. Hamilton:

Thank you for your comments regarding the Annual Report on Form N-CSR of the Fund, filed with the Securities and Exchange Commission on March 8, 2023 (the “Filing”). This letter responds to your comments, which you provided to us by telephone on January 5, 2024 and March 4, 2024.

1.	COMMENT: We note that the current language in the Filing, Form N-CSR, Item 11(b) states: “There were no changes in the registrant's internal control over financial reporting that occurred during the registrant's most recent half-year (the registrant's second half-year in the case of an annual report) that have materially affected or are reasonably likely to materially affect, the registrant's internal control over financial reporting.” Please utilize the language provided in Form N-CSR Item 11(b), which refers to the period covered by the report [i.e., the full year] not isolated by a particular quarter or other period. Please confirm in correspondence that there has been no such changes in the registrant’s internal controls over financial reporting that occurred during the annual period.

RESPONSE: The Fund filed an amended Form N-CSR on January 31, 2024 that included the correct language for Item 11(b) and refers to the period covered by the report. The Fund confirms that there has been no such changes in the Fund’s internal controls over financial reporting that occurred during the referenced annual period.

2.	COMMENT: We note that the current language in the Filing, Item 13(a)(2), Certification 4(d) states: “The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Rule 30a-3(c) under the Investment Company Act of 1940) and internal control over financial

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reporting (as defined in Rule 30a-3(d) under the Investment Company Act of 1940) for the registrant and have: d) Disclosed in the report any change in the registrant’s internal control over financial reporting that occurred during the most recent fiscal half-year that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting;”. The current certification does not appear to refer to the correct time period as it covers only two quarters. Please file an amended Form N-CSR to include the correct form of certification and ensure that the certifications are re-signed as of a current date.

RESPONSE: The Fund filed an amended Form N-CSR on January 31, 2024 that included the correct form of certification and the certifications were re-signed as of the date of the filing.

3.	COMMENT: We note that the Financial Highlights included in the Filing have the operating expenses including fee waivers for Class A-2 Shares at 3.57%. Please supplementally explain how the net expense ratio for Class A-2 Shares was 3.57% whereas the expense cap is 2.75%.

RESPONSE: The net expense ratio for Class A-2 Shares includes borrowing expenses (related to the cost of borrowing from the Credit Facility described in the Fund’s prospectus). These costs are excluded from the expense cap, which is disclosed in the Fund’s prospectus.

4.	COMMENT: We note that the unfunded commitments table in Note 9 to the Financial Statements does not include totals for the principal amount and value columns. Please include the totals for all of the columns in the unfunded commitments table as a best practice.

RESPONSE: The Fund will include the totals for all of the columns in the unfunded commitments table in future Form N-CSR filings.

5.	COMMENT: We note that the Balance Sheet (page 42) lists a “Due From Adviser” item under Assets. Please describe in correspondence the frequency that the Due From Adviser item is settled. Please include in the discussion whether the settlement terms are the same terms as the payment to the adviser. See Guidance in the IM Dear CFO 1999-02 Letter.

RESPONSE: The Due From Adviser item is settled monthly. The Fund confirms that the settlement terms for the Due From Adviser item are the same terms as the payment to the Adviser.

6.	COMMENT: We note that the Balance Sheet (page 42) lists Other Asset of $2.3 million. We further note the following disclosure in Note 2 to the Financial Statements, accounting policy e): “Deferred financing costs consist of fees and expenses paid in connection with the closing of the Credit Facility, including upfront fees and legal fees. The costs are capitalized at the time of payment and are included in Other Assets on the Consolidated Statement of Assets and Liabilities. The deferred financing costs are amortized using the straight line method over the term of the Credit Facility.” ASU 2015-03 requires that unamortized debt issuance costs related to a recognized debt liability be presented in the Balance Sheet as a direct deduction from the carrying amount of that debt liability rather than in assets. Please explain how the current presentation conforms with this guidance.

RESPONSE: The Fund will present the deferred financing costs of the Credit Facility in the Balance Sheet as a direct deduction from the carrying amount of the debt liability pursuant to ASU 2015-03 in future Form N-CSR filings. To date, the Fund has not considered these amounts to be material at a level that warranted separate disclosure.

7.	COMMENT: We note that the Fund has significant loan investments. Please confirm whether the loans are covenant-lite loans, the percentage of the covenant-lite loans and if the risks associated with covenant lite loans are adequately disclosed in the prospectus.

RESPONSE: The percentage of the Fund’s assets that are invested in what customarily might be considered covenant-lite loans (broadly syndicated loans where the covenant package might be appropriate to so characterize) has been approximately in a range of 40% to 45% in recent periods. The Fund will add specific covenant-lite risk disclosure at the upcoming annual update of the Fund’s prospectus in April 2024.

8.	COMMENT: We note that the Fund has significant investment in bank loans (i.e., term loans, senior loans, debtor in possession loans and/or floating rate loans). Please confirm if the Fund received consent fees upfront origination fees and/or amendment fee income from such loans. Further, please ensure that such income amounts are disclosed appropriately in the Financial Statements (i.e., Statement of Operations and in the Notes to the Financial Statements) along with the policy to recognize such income in accordance with applicable US GAAP standards going forward.

RESPONSE: The Fund received consent, amendment, and upfront origination fees (the “fees”). Each of these types of fees represented less than 5% of the Fund’s interest income balance. Upfront origination fees are amortized and disclosed in the interest income amount in the Statement of Operations. Based on the fact that each of the fees represented less than 5% of the total interest income, such amounts were appropriately disclosed in the Statement of Operations in accordance with US GAAP standards.

9.	COMMENT: In the Schedule of Investments, please include all disclosures required for restricted securities going forward. See Reg S-X, 12-12 footnote 8.

RESPONSE: The Fund will include all disclosures required for restricted securities pursuant to Reg S-X, 12-12 footnote 8 in future Form N-CSR filings.

10.	COMMENT: Please confirm if any of the loans held by the Fund are unitranche loans (aka co-lending arrangements), last out lenders bear a greater risk in exchange for receiving a higher interest rate. Please provide disclosure in the Notes to the Financial Statements so that readers of the Financial Statements will understand the risks associated with these investments. With respect to co-lending arrangements, please notify the staff of the following:

a.	Whether the company has any specific accounting policies it applies to co-lending arrangements
b.	Please let us know if the Fund will consider materiality and any impact to the accounting policies and the calculation of income.
c.	How the valuation of these investments take into account the payment prioritization and/or waterfall
d.	The impact of such arrangements on the calculation of interest income under the effective interest method
e.	Whether any of the co-lenders under these arrangements are affiliates

RESPONSE: The Fund confirms that it does currently hold unitranche loans. The Fund will provide appropriate disclosure describing the risks associated with these investments in the Notes to the Financial Statements in future Form N-CSR filings.

a.	The Fund does not have any specific accounting policies it applies to co-lending arrangements.
b.	The Fund confirms that it will consider materiality when assessing its accounting policies and the need for any changes specific to co-lending arrangements, as well as any impact on the calculation of income.
c.	For performing loans valued under the income approach, the Fund will calculate its discount rate utilizing a blend of third party discounts rates for senior, second lien, subordinated debt calibrated to the Fund’s first out/last out detachment point in the capital structure. For non-performing loans where the Fund utilizes a market/waterfall approach, the priority of payments is taken into account via the waterfall structure (with a last out receiving only residual payments after the first out is paid in full).

d.	Because the Fund does not employ a discrete accounting policy for unitranche loans, the impact of the Fund’s investments in these loans on the calculation of interest income under the effective interest method is not monitored.
e.	No co-lenders under these arrangements are affiliates.

11.	COMMENT: With respect to the Audit Opinion included in the N-CSR: We note that the Fund consolidated the Financial Statements of the Fund and its fully owned subsidiary, which is First Eagle Credit Opportunities Fund SPV, LLC. However, the Audit Opinion does not reference the “Consolidated” Financial Statements. Please confirm that PwC did in fact audit the Consolidated Financial Statements and ensure the Audit Opinion references the “Consolidated” Financial Statements on a going forward basis, as applicable.

RESPONSE: The Fund confirms that PwC did in fact audit the Consolidated Financial Statements and believe their opinion is appropriate. However, the Fund will ensure that PwC includes a reference to the Consolidated Financial Statements in the Audit Opinion in future Form N-CSR filings.

12.	COMMENT: We note that Form 486(b) that was filed for the Fund on April 28, 2023, contained senior securities information but there is no separate report from the independent accountant for this information. Please supplementally explain how the Fund is in compliance with the audit requirement for the senior securities information. See Form N-2, Item 4.3, instruction 1. See also Dear CFO Letter 2001-02 – senior securities table disclosure. For any audit report on the senior securities filed in response to this comment, please be sure to include an audit consent for such report.

RESPONSE: The Fund will file a POS EX shortly that includes as an exhibit the separate report from the independent accountant covering the senior securities information that was included in the Fund’s 486(b) filing that filed on April 28, 2023. The POS EX filing will also include as an exhibit an audit consent related to the audit report.

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Should you have any follow-up questions concerning this letter, please do not hesitate to contact me at (212) 839-8514.

Sincerely,

/s/ Andrew M. Friedman

Andrew M. Friedman (as Attorney for the Fund)

cc:

Sheelyn Michael, Deputy General Counsel, First Eagle Investment Management, LLC

Nathan J. Greene, Sidley Austin LLP